Filed Pursuant to Rule 433
Registration No. 333-252290

6 Year | ZoneChoice™ | Current Rates

CUNA MUTUAL GROUP

Effective beginning: 01/07/21
For contracts issued on: 01/25/21
Applications with money, in good order and received in the Wavery Office by noon on Thursday, January 21 will receive the rates listed below.

1-Year S&P 500

Floor	Cap	8% Hypothetical Index Return	- 8% Hypothetical Index Return
-10.00%	10.00%	8.00%	-8.00%
-9.00%	9.20%	8.00%	-8.00%
-8.00%	8.40%	8.00%	-8.00%
-7.00%	7.60%	7.60%	-7.00%
-6.00%	6.80%	6.80%	-6.00%
-5.00%	6.00%	6.00%	-5.00%
-4.00%	5.20%	5.20%	-4.00%
-3.00%	4.40%	4.40%	-3.00%
-2.00%	3.60%	3.60%	-2.00%
-1.00%	2.80%	2.80%	-1.00%
0.00%	2.00%	2.00%	0.00%

1-Year Barclays Risk Balanced Index

Floor	Cap	8% Hypothetical Index Return	- 8% Hypothetical Index Return
-10.00%	25.00%	8.00%	-8.00%
-9.00%	22.75%	8.00%	-8.00%
-8.00%	20.50%	8.00%	-8.00%
-7.00%	18.30%	8.00%	-7.00%
-6.00%	16.05%	8.00%	-6.00%
-5.00%	13.85%	8.00%	-5.00%
-4.00%	11.60%	8.00%	-4.00%
-3.00%	9.35%	8.00%	-3.00%
-2.00%	7.10%	7.10%	-2.00%
-1.00%	4.90%	4.90%	-1.00%
0.00%	2.65%	2.65%	0.00%

6-Year S&P 500

Buffer	Participation Rate	50% Hypothetical Index Return	- 50% Hypothetical Index Return
-10.00%	150.00%	75.00%	-40.00%

6-Year Barclays Risk Balanced Index

Buffer	Participation Rate	50% Hypothetical Index Return	- 50% Hypothetical Index Return
-10.00%	110.00%	55.00%	-40.00%

Declared Rate Account 1.50%

These returns are hypothetical and do not guarantee or predict actual performance. Your risk control account allocations are not an investment in any underlying fund portfolio. Instead, interest and guarantees are based on your contract with MEMBERS Life Insurance Company and its claims-paying ability. To learn more, contact your financial advisor or visit **cmannuities.com** today.

CUNA Mutual Group ZoneChoice™ Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY,
a stock life insurance company

Rates are subject to change. All rates are effective as of the above date and assume a contract can be issued on the date shown.

6 Year | ZoneChoice™ | Current Rates Important Disclosures Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. This brochure must also be accompanied by a fact sheet for the selected initial index period. To obtain a prospectus and fact sheet, contact your advisor, log on to cmannuities.com, or call 888.888.3940. Annuities are long-term insurance products designed for retirement purposes. Many registered annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges, and may also be subject to an Interest Adjustment. The Interest Adjustment can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 9% during the initial index period. You may not invest directly in an index. Rates vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s,® S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. Neither Barclays Bank PLC ('BB PLC'') nor any of its affiliates (collectively 'Barclays') is the issuer or producer of ZoneChoice and Barclays has no responsibilities, obligations or duties to investors in ZoneChoice. The Barclays Risk Balanced Index (the 'Index'), together with any Barclays indices that are components of the Index, is a trademark owned by Barclays and, together with any component indices and index data, is licensed for use by MEMBERS Life Insurance Company as the issuer or producer of ZoneChoice (the ‘Issuer’). Barclays’ only relationship with the Issuer in respect of the Index is the licensing of the Index, which is administered, compiled and published by BB PLC in its role as the index sponsor (the 'Index Sponsor') without regard to the Issuer or the ZoneChoice or investors in the ZoneChoice. Additionally, MEMBERS Life Insurance Company as issuer or producer of ZoneChoice may for itself execute transaction(s) with Barclays in or relating to the Index in connection with ZoneChoice. Investors acquire ZoneChoice from MEMBERS Life Insurance Company and investors neither acquire any interest in the Index nor enter into any relationship of any kind whatsoever with Barclays upon making an investment in ZoneChoice. The ZoneChoice is not sponsored, endorsed, sold or promoted by Barclays and Barclays makes no representation regarding the advisability of the ZoneChoice or use of the the Index or any data included therein. Barclays shall not be liable in any way to the Issuer, investors or to other third parties in respect of the use or accuracy of the Index or any data included therein. CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its susidiaries and affiliates. Annuities are issued by MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA 50677. MEMBERS Life is a stock insurance company. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states of through all broker/dealers. Base policy form 2020-VAIL, 2020-VAIL(ID). Not a deposit • Not guaranteed by any bank or credit union • May lose value ZCA-3314334.1-1120-1222 Not FDIC/NCUA insured • Not insured by any federal government agency © CUNA Mutual Group